BIOSTEM, INC.
                       200 HANNOVER PARK ROAD, SUITE 120,
                                ATLANTA, GA 30350
                            TELEPHONE: (770) 650-1733

                                January 13, 2006

Ms. Yolanda Crittendon                        VIA EDGAR ANDFAX AT (202) 772-9209
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Phone: (201) 772-9209

RE:  BioStem,  Inc.,  formerly  National  Parking  Systems,  Inc.
     Form  10-KSB  for  the  year  ended  December  31,  2004
     Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 File No. 000-49933

Dear  Ms.  Crittendon:

     In response to your letter dated October 25, 2005, BioStem, Inc., formerly National Parking Systems, Inc. (the "Company") has the following responses:

Form 10-KSB
-----------


Item 7-Financial statements
---------------------------

Consolidated Statements of Stockholders' Deficit, page F-5
----------------------------------------------------------

1. Agree, the Company will revise its Statements of Stockholders' Deficit.


Note A-Summary of Significant Accounting Policies, pages F-6-F-8
----------------------------------------------------------------

Reverse Merger, page F-6
------------------------

2. The note needs to be revised to state that the CEO was the majority owner of both companies acquired instead of one of the companies acquired. Marc Ebersole was the sole shareholder of the common stock of both ABS and BH prior to the Exchange

Note C- Covenant-Not-To-Compete, page F-9
-----------------------------------------

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3.  The  notes  to the Company's financial statements will be revised to include the language provided below under the Reverse Merger as referenced above in Item 2.

On November 4, 2004 and prior to the reverse merger, Mr. Marc Ebersole, the Chief Executive officer of National parking Systems, Inc. formed two corporations: (1) BH Holding, Inc. (BH) and (2) ABS Holding Company, Inc. (ABS). Each company had 500 common shares outstanding and 1,000 shares of preferred stock.

On November 4, 2004, BH acquired J & K Parking, Inc. d/b/a B&H Parking. Ebersole, who owned 50% of B&H Parking merged his interest into BH for a $30,000 promissory note for assets and a three year covenant not to compete. Since the company had no other assets, the value was placed on the covenant not to compete. BH acquired the other 50% from Ebersole's partner for $200,000. Of this amount, $175,000 was loaned under the Senior Secured Convertible Debenture and the Company issued an additional $25,000 promissory note to Ebersole's partner. No value was placed on the customer lists, the only other asset since the contracts were not binding on either party and were considered month to month.

On November 4, 2004, ABS acquired the assets of Blue Sky parking, Inc. for $200,000. Blue Sky was primarily in the "Booting Business". A value of $25,000 was placed on the booting equipment which was deemed to be the fair market value at date of acquisition. A payment of $100,000 was made from borrowings under the Senior Secured Convertible promissory note and ABS issued a $100,000 promissory note to the former owners. The contracts tied the payments to non compete agreements. Blue sky had two informal booting contracts and one was cancelled prior to the acquisition.

The share exchange agreement exchanges all of the outstanding common and preferred stock of BH and ABS for 32,600,000 shares of National Parking systems, Inc. common stock all tied to a non compete agreement. Additionally, all outstanding preferred stock was exchanged for 7,750,000 shares of National Parking Systems, Inc. common stock and a junior Convertible Debenture in the amount of $86,750.00. The agreement was tied to a non compete agreement.




                                     Yours  Very  Truly,

                    /s/ Marc Ebersole
                    ----------------------------------------------------------
                    Marc  Ebersole,  Chief  Executive  Officer  and  President

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                              CERTIFICATION OF THE
                   CHIEF OF EXECUTIVE OFFICER AND PRESIDENT OF
                                  BIOSTEM, INC.

BioStem, Inc., a Nevada corporation (the "Company") acknowledges that:

1) the Company is responsible for the adequacy of the disclosure in its filings;

2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                           BIOSTEM, INC.
                                           -------------

                                           /s/ Marc Ebersole
                                           -------------------------------------
                                           Marc Ebersole
                                           Chief Executive Officer and President

                                           January 13, 2006
                                           -----------------------
                                           Date

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